Exhibit 8.1

LIST OF SUBSIDIARIES

Banco de Chile

1.	Banchile Administradora General de Fondos S.A.

2.	Banchile Corredores de Seguros Limitada.

3.	Banchile Corredores de Bolsa S.A.

4.	Banchile Asesoría Financiera S.A.

5.	Banchile Securitizadora S.A.(1)

6.	Socofin S.A.

The jurisdiction of incorporation of the subsidiaries listed above is the Republic of Chile.

(1)	On February 4, 2021, Banchile Securitizadora S.A.’s extraordinary shareholders meeting agreed its voluntary and anticipated dissolution. The dissolution was approved by the CMF and the process of liquidation is still in progress as of the date of the annual report of which this exhibit is a part of.